FORM OF TAX OPINION

_______________, 2008

AFBA 5Star Fund, Inc.
Board of Directors
909 N. Washington Street
Alexandria, VA 22314

Re:

Plan of Reorganization, made as of the 16th day of June, 2008 (the “Plan”), by AFBA 5Star Fund, Inc. (“Company”), a corporation organized under the laws of the State of Maryland, on behalf of its series, AFBA 5Star Large Cap Fund (“Acquired Fund”) and AFBA 5Star Large Cap Growth Fund (“Acquiring Fund”).

Ladies and Gentlemen:

     You have requested our opinion concerning certain federal income tax consequences of the reorganization of Acquired Fund (the “Reorganization”), which will consist of: (i) the acquisition by Company, on behalf of Acquiring Fund, of all property of every description, and all interests, rights, privileges and powers of Acquired Fund in exchange for the assumption and payment, when due, of all liabilities of Acquired Fund, existing on the Effective Time, whether absolute, accrued, contingent or otherwise, (ii) the reclassification of the full and fractional shares of Acquired Fund (“Acquired Fund Shares”) as shares of Acquiring Fund (“Acquiring Fund Shares”), which are voting securities, such that the reclassified shares of an Acquired Fund shareholder will have an aggregate net asset value equal to the aggregate net asset value of the Acquired Fund Shares held by such shareholder immediately prior to the Effective Time, and (iii) the liquidation of Acquired Fund at the Effective Time (the “Closing Date,” and the closing of the Reorganization, the “Closing”), all upon and subject to the terms and conditions of the Plan.

     In rendering our opinion, we have reviewed and relied upon: (a) the Plan, made as of the 16th day of June, 2008, by Company, on behalf of Acquired Fund and Acquiring Fund; (b) the proxy materials provided to shareholders of Acquired Fund in connection with a Special Meeting of Shareholders of Acquired Fund held on [July 29, 2008]; (c) certain representations concerning the Reorganization made to us by Company, on behalf of Acquired Fund and Acquiring Fund, in a letter dated
________, 2008 (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion. All terms used herein, unless otherwise defined, are used as defined in the Plan.

     For purposes of this opinion, we have assumed that Acquired Fund, on the Closing of the Reorganization, satisfies, and immediately following the Closing, Acquiring Fund will

Board of Directors, AFBA 5Star Fund, Inc.
___________, 2008

continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company.

     Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Maryland, the terms of the Plan and the statements in the Representation Letter with regard to matters of fact, it is our opinion that:

(1) The acquisition by Acquiring Fund of substantially all of the assets of Acquired Fund, as provided for in the Plan, in exchange solely for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund, followed by the distribution by Acquired Fund to its shareholders of Acquiring Fund Shares in complete liquidation of Acquired Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and Acquired Fund and Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code;

(2) No gain or loss will be recognized by Acquired Fund upon the transfer of substantially all of its assets to, and assumption of its liabilities by, Acquiring Fund in exchange solely for Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code;

(3) No gain or loss will be recognized by Acquiring Fund upon the receipt by it of substantially all of the assets of Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund pursuant to Section 1032(a) of the Code;

(4) No gain or loss will be recognized by Acquired Fund upon the distribution of Acquiring Fund Shares to Acquired Fund shareholders in complete liquidation of Acquired Fund pursuant to Section 361(c)(1) of the Code;

(5) The basis of the assets of Acquired Fund received by Acquiring Fund will be the same as the basis of these assets to Acquired Fund immediately prior to the exchange pursuant to Section 362(b) of the Code;

(6) The holding period of the assets of Acquired Fund received by Acquiring Fund will include the period during which such assets were held by Acquired Fund pursuant to Section 1223(2) of the Code;

(7) No gain or loss will be recognized by the shareholders of Acquired Fund upon the exchange of their shares in Acquired Fund for Acquiring Fund Shares (including fractional shares to which they may be entitled) pursuant to Section 354(a) of the Code;

(8) The basis of Acquiring Fund Shares received by the shareholders of Acquired Fund (including fractional shares to which they may be entitled) will be the same as the basis of Acquired Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code;

(9) The holding period of Acquiring Fund Shares received by the shareholders of Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of Acquired Fund Shares surrendered in exchange therefor, provided that Acquired Fund

Board of Directors, AFBA 5Star Fund, Inc.
___________, 2008

Shares were held as a capital asset on the Closing Date of the Reorganization pursuant to Section 1223(1) of the Code; and

(10) Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b) -1(b) of the regulations issued by the United States Treasury (the “Treasury Regulations”)) the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code, and the Treasury Regulations.

     Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the Closing of the Reorganization.

     Our opinion is conditioned upon the performance by Company, on behalf of Acquired Fund and Acquiring Fund, of their undertakings in the Plan and the Representation Letter. Our opinion is limited to the transactions incident to the Reorganization described herein, and no opinion is rendered with respect to (i) any other transaction or (ii) the effect, if any, of the Reorganization (and/or the transactions incident thereto) on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

     This opinion is being rendered to Company, on behalf of Acquired Fund and Acquiring Fund, and may be relied upon only by such funds and the shareholders of each. We hereby consent to the use of this opinion as an exhibit to the Registration Statement of Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.